UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Vuzix Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

92921W102
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,963,848

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,963,848

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
28,963,848

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,963,848

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,963,848

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
28,963,848

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,963,848

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,963,848

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
28,963,848

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,963,848

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,963,848

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
28,963,848

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92921W102

Item 1.	Security and Issuer.

This Amended Schedule 13D relates to the shares of Common Stock, par value $.001 per share (the "Common Stock") of Vuzix Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The principal executive offices of the Issuer are located at 75 Town Centre Drive, Rochester, New York 14623.

Item 2.	Identity and Background.

(a)
This Amended Schedule 13D is being filed by Lampe, Conway & Co., LLC ("LC&C"), the investment manager of LC Capital Master Fund, Ltd. (the "Master Fund"), the Master Fund, Steven G. Lampe ("Lampe"), a managing member of LC&C, and Richard F. Conway ("Conway"), a managing member of LC&C (LC&C, the Master Fund, Lampe and Conway, collectively the "Reporting Persons").

(b)
The principal business address for each of LC&C, Lampe and Conway is:

680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

(c)
The principal business of the Master Fund is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the shares of Common Stock by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the shares of Common Stock.  LC&C disclaims beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the sole managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares of Common Stock by virtue of LC&C's indirect control of the Master Fund and LC&C's power to vote and/or dispose of the shares of Common Stock. Each of Lampe and Conway disclaims beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of the Issuer for investment.  The  Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) any change in the Issuer's charter or by-laws; (e) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (f) causing the Issuer becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

The Convertible Loan and Security Agreement described in Item 6 provides the Reporting Persons with the right to nominate two members to the Issuer's Board of Directors, subject to the consent of the Issuer's Board of Directors and the TSX Venture Exchange.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 28,963,848 shares of Common Stock, representing 9.99% of the Common Stock outstanding and deemed to be outstanding based upon 263,600,274 shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 28,963,848 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 28,963,848 shares of Common Stock.

The Master Fund specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 28,963,848 shares of Common Stock, representing 9.99% of the Common Stock outstanding and deemed to be outstanding based upon 263,600,274 shares outstanding as of the date of this filing.

LC&C has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 28,963,848 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 28,963,848 shares of Common Stock.

LC&C specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 28,963,848 shares of Common Stock, representing 9.99% of the Common Stock outstanding and deemed to be based upon 263,600,274 shares outstanding as of the date of this filing.

Lampe has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 28,963,848 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 28,963,848 shares of Common Stock.

Lampe specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 28,963,848 shares of Common Stock, representing 9.99% of the Common Stock outstanding and deemed to be outstanding based upon 263,600,274 shares outstanding as of the date of this filing.

Conway has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 28,963,848 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 28,963,848 shares of Common Stock.

Conway specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)
For information regarding any transactions in the Common Stock effected by the Reporting Persons during the past 60 days, please see Annex B attached hereto.  All such transactions were open-market transactions.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer.

The Reporting Persons entered into a Convertible Loan and Security Agreement on December 23, 2010, pursuant to which the Master Fund made a loan to the Issuer (the "Loan"), which the Reporting Persons may (prior to the amendatory agreements described in the following paragraph and subject to the maximum ownership restrictions described below) convert into up to 40,140,492 shares of the $.001 par value common stock of Vuzix at a conversion price of $0.09965 per share.  The Reporting Persons also received a Warrant on December 23, 2010, which permits the Reporting Persons to purchase up to 40,000,000 shares of the $.001 par value common stock of Vuzix at a conversion price of $0.09965 per share.  The maximum number of shares of common stock that the Reporting Persons may acquire, however, is limited to 46,517,695.  Notwithstanding anything to the contrary contained herein, no notes/warrants will be convertible into shares of Common Stock to the extent that such conversion will result in LC Capital Offshore Fund Ltd. (the "Offshore Feeder") owning, holding or beneficially owning (directly or indirectly) more than 9.99% of the Common Stock, and at any time, and from time to time, if the Offshore Feeder owns, holds or beneficially owns (directly or indirectly) a percentage less than the 9.99% limit, then such notes/warrant shall then be convertible into shares of Common Stock to the extent that it would not result in the Offshore Feeder owning, holding or beneficially owning (directly or indirectly) more than 9.99% of the Common Stock.

On January 23, 2012, the Master Fund and the Issuer entered into a second supplement to the Convertible Loan and Security Agreement pursuant to which a principal payment in the amount of $141,666,due on January 23, 2012,was deferred until the maturity of the Loan and added to the principal amount of the Loan.  The Master Fund and the Issuer has previously entered into agreements on July 28, 2011 and December 8, 2011, respectively, pursuant to which pursuant to which aggregate interest payments in the amount of $549,520 was deferred until the maturity of the Loan and added to the principal amount of the Loan, with interest thereon payable in accordance with the terms of the Loan.  As a result of these amendments, and subject to the restriction against the Reporting Persons owning, holding or beneficially owning (directly or indirectly) more than 9.99% of the Common Stock of the Issuer at any time, the Loan may be converted into up to 47,076,628 shares of common stock of the Issuer at a conversion price of $0.09965 per share.

The Reporting Persons may agree to defer one or more interest or principal payments due in accordance with the terms of the Convertible Loan and Security Agreement in the future, although they have no contractual or other obligation to do so.  No amendment or other agreement relating to the Loan or the Convertible Loan and Security Agreement has resulted or is expected to result in an increase in the maximum number of shares of the Issuer's common stock that the Reporting Persons may acquire upon the exercise of any conversion under the Convertible Loan and Security Agreement.

Except as set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, by and among the Reporting Persons, dated December 31, 2010 *
2.	Convertible Loan and Security Agreement, dated December 23, 2010 *
3.	Warrant to Purchase Stock, dated December 23, 2010 *
4.	First Amendment to the Convertible Loan and Security Agreement, dated December 8, 2011 **
5.	Second Amendment to the Convertible Loan and Security Agreement, dated January 23, 2012 ***
6.	Waiver of the Certain Provision of the Convertible Loan and Security Agreement, dated July 28, 2011.

*   Previously Filed.
* * Incorporated by reference to Exhibit 10.1 of the Issuers Form 8-K filed on December 19, 2011.
* * * Incorporated by reference to Exhibit 10.1 of the Issuers Form 8-K filed on January 23, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2012

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC* By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe* Name: Steven G. Lampe
By: /s/ Richard F. Conway* Name: Richard F. Conway

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address                                                                                                Title with each Entity

Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director
Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy's Drive George Town, Grand Cayman Cayman Islands	Director
Peter Young Rothstein Kass & Co. 27 Hospital Road George Town, Grand Cayman Cayman Islands	Director

Annex B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Description	No. of Common Shares Purchased/(Sold)	Price per Share

12/23/2011	Convertible Loan	2,408,429	$0.09965

1/23/2012	Convertible Loan	1,421,636	$0.09965

SK 02979 0002 1159408 v2

Exhibit 6

WAIVER AGREEMENT

THIS WAIVER AGREEMENT (this "Agreement") is entered into between LC Capital Master Fund Ltd., A Cayman Islands corporation ("Lender") and Vuzix Corporation, a Delaware corporation ("Borrower "), as of July 28, 2011.

RECITALS

A.              Borrower and Lender entered into a Loan and Security Agreement dated as of December 23, 2010 (the "Loan Agreement").

B.              Although its financial results for the fiscal quarter ended June 30, 2011 have not yet been finally determined, Borrower has informed Lender that it has reason to believe that its financial results for the fiscal quarter ended June 30, 2011will not meet the requirements set forth in 6.9 of the Loan Agreement.

C.              If Borrower's financial results for the fiscal quarter ended June 30, 2011 do not meet the requirements set forth in Section 6.9 of the Loan Agreement, absent the waiver provided under this Agreement, such event would constitute an Event of Default under the Loan Agreement pursuant to Section 8.2 thereof.

D.              Pursuant to Section 2.1(c) of the Loan Agreement interest in the amount of Two Hundred Forty Thousand Dollars ($240,000) was due and payable by Borrower on June 23, 2011. The parties wish to agree to defer payment of that amount and to add it to the principal balance of the Loan made by Lender pursuant to the Loan Agreement, payable upon the maturity date of the Loan.

E.              The parties wish to avoid the occurrence of an event of Default under the Loan Agreement and Lender is therefore willing to waive satisfaction by Borrower of the requirements of Section 6.9 of the Loan Agreement and any Event of Default that may arise from the failure to meet such requirements, based upon the agreements and representations of the Borrower contained in this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned hereby agree as follows:

1.              Terms that are capitalized herein, defined in the Loan Agreement and not otherwise defined herein shall have the meanings given to them in the Loan Agreement.

2.              Waiver. Subject to the conditions set forth in this Agreement, Lender (a) waives any violation of Section 6.9 of the Loan Agreement solely to the extent arising from the financial results of Borrower for the fiscal quarter ended June 30, 2011, (b) waives any Event of Default arising under Section 8.2 of the Loan Agreement as a result of the potential violation set forth in (a), and (c) agrees not to exercise any of the rights or remedies available to it under the Loan Agreement or any other agreement between Borrower and Lender as a result of the violation or Event of Default described in clauses (a) and (b) above. The obligation of Borrower to make a payment of interest on the Loan on June 23, 2011, in accordance with Section 2.6 of the Loan Agreement is waived, and the amount of such interest is added to the principal amount of the Loan, to be repaid on the maturity date of the Loan, with interest payable in accordance with the terms of the Loan Agreement. Lender (d) waives any violation of Section 2.6 of the Loan Agreement solely to the extent arising from the failure of Borrower to pay interest on June 23, 2011, (e) waives any Event of Default arising under Section 8.2 of the Loan Agreement as a result of such failure, and (f) agrees not to exercise any of the rights or remedies available to it under the Loan Agreement or any other agreement between Borrower and Lender as a result of the violation or Event of Default described in clauses (d) and (e) above.

3.              Consulting Agreement. As an inducement to Lender to grant the waiver provided for in Section 1 of this Agreement, Borrower shall enter into a Consulting Agreement with Jose A. Cecin, Jr., on terms and conditions reasonably acceptable to them and to the Lender.

4.              Effect on the Loan Agreement and Other Documents. Except to the extent expressly provided herein, this Waiver does not constitute, and shall not be deemed to constitute, a waiver of any of Lender's remedies under the Loan Agreement or any other agreement between Lender and Borrower (together, the "Credit Documents"). Except to the extent expressly provided herein, the Credit Documents shall remain in effect in accordance with their original terms.

5.              Representations and Warranties. Except to the extent expressly provided herein, Borrower hereby represents and warrants that (i) no Event of Default or event which, with the passage of time, giving of notice or both would become an Event of Default has occurred and is continuing, except such Events of Default as are waived by this Agreement and (ii) the representations and warranties of Borrower contained in the Loan Agreement are true on and as of the date hereof, except such representations as relate to Events of Default waived by this Agreement and except such representations and warranties that relate to an earlier date, which representations and warranties were true as of such date.

6.              Headings. The various headings of this Waiver are inserted for convenience only and shall not affect the meaning or interpretation of this Waiver or any provisions hereof.

7.              Execution in Counterparts. This Waiver may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

8.              Successors and Assigns. This Waiver shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

9.              Governing law. This waiver shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflicts of laws principles.

The Agreement is executed as of the date set out in the preamble to this Agreement.

Borrower:
Vuzix Corporation
By:	/s/ Paul J. Travers
Name: Paul J. Travers
Title: President

Lender:
LC Capital Master Fund Ltd.
By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Director

SK 99999 0010 1263132